Jan Woo, Legal Branch Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&M Media, Inc.
Offering Statement on Form 1-A Filed February 12, 2021
File No. 024-11455

Dear Ms. Woo,

We acknowledge receipt of the comments in the letter dated March 11, 2021 from the staff of the Division of Corporate Finance – Office of Technology (the “Staff”) regarding the Offering Statement of M&M Media, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Plan of Distribution, page 34

1.	You indicate that the company intends to market the shares in this offering online and may use an online investment platform. To the extent known, please identify the investment platform that you intend to use to market the offering.

In response to the Staff’s comment, the Company has clarified that the Company will be using the URL Trebel.io/invest.

Forum Selection Provision, page 37

2.	You state that the forum selection provision in the subscription agreement does not apply to actions arising under the federal securities laws but your disclosure on page 28 states that the provision applies to claims arising under the Securities Act. Please revise. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company revised the disclosure on page 28  to make clear that exclusive forum provision in the Company’s subscription agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Company has added disclosure that investors will not be deemed to have waived the Company’s compliance   with the federal securities laws and the rules and regulations thereunder.

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March 15, 2021

The Company's Business

Licensing Agreements, page 51

3.	You state that you have license agreements with record labels and music publishers. Please revise to expand your discussion of the material terms of those agreements including the minimum guaranteed payments and royalties paid to those companies for each period presented.

In response to the Staff’s comment, the Company has expanded its discussion of the material terms of its license agreements with record labels and music publishers to disclose the minimum guaranteed payments and royalties paid to those companies for each period presented in the Offering Circular.

Employees and Consultants, page 55

4.	Please provide your total number of persons employed for the past three years. See Item 7(a)(1) of Form 1-A.

In response to the Staff’s comment, the Company has expanded its disclosure under “Employees and Consultants” to provide total number of persons employed at year-end for the past three years, as well the breakdown of the number full-time and part-time employees employed by the Company at each period.

Security Ownership of Management and Certain Securityholders, page 69

5.	Please disclose the voting power of each of the shareholders in this section. We note that the holders of shares of each series of Preferred Stock are entitled to a number of votes equal to the number of shares of Class A Common Stock that the shares of Preferred Stock are convertible into as of the record date of the matter being voted upon.

In response to the Staff’s comment, the Company has included a second table, which contains the calculations of the voting power of each of the shareholders in this section. The Company confirms that the holders of shares of each series of Preferred Stock are entitled to a number of votes equal to the number of shares of Class A Common Stock on an as-converted basis , that the shares of Preferred Stock are convertible into as of the record date of the matter being voted upon.

Balance Sheets as of June 30, 2020 and December 31, 2019 (Unaudited), page F-2

6.	Your convertible debt and warrant liability balances as of December 31, 2019 do not agree to the same balances reflected in your audited financial statements as of December 31, 2019 on page F-15. Please revise or advise. Please also clarify your accounting for the warrants issued on March 27, 2020 and the changes in the warrant liability balance from December 31, 2019 to June 30, 2020. Clarify whether you received any cash or other consideration for these warrants or whether you recognized any expense upon issuance, and the authoritative accounting literature upon which you relied.

The Company has revised the balance sheet on F-2 as of December 31, 2019 to conform to the convertible debt and warrant liability on the balance sheet of the audited financial statements as of December 31, 2019 that appears on page F-15.

The Company has also reviewed and revised its accounting for the warrants issued on March 27, 2020 and has provided additional disclosure about the warrant in the notes to its interim financials.

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In reviewing the accounting for the warrant issuance, the Company determined that the warrant is contingently exercisable upon a qualifying financing or acquisition (change in control event), and until such events occur, the terms such as exercise price, class of shares, and number of shares are unknown and the holder has no right or ability to exercise into existing securities. The Company notes that the proposed Regulation A offering does not meet the qualifying financing requirement as preferred stock is not being issued.

Accordingly, based on the definition of “Grant date” per ASC 718-10-20 the Company does not believe the requirements have been met for a grant date, as the counterparty cannot benefit from or be adversely affected by changes in the equity shares underlying the agreement, as class of shares and exercise price of such class of shares is unknown. In addition, it is generally accepted based on guidance in ASC 805-20-55-50 and 55-51 that a change in control event or qualified financing event is generally not considered probable until it occurs. Accordingly, the Company will not recognize an expense or asset, as it may be determined, until such time that the terms of the warrant meet the requirements to have a grant date as defined above and the future contingent event is resolved that allows for the warrant to be exercised. The Company has also reviewed the guidance in ASC 480-10-25, 480-10-15-3 and 15-4 and determined that such guidance does not apply.

Exhibits

7.	We note that you rely upon Google Cloud Platform and 7Digital PLC and any disruptions could have a material adverse effect on your business, operating results, and financial condition to the point where you cannot easily switch to another cloud provider or music delivery operator. Please file any agreements or contracts with Google Cloud Platform and 7Digital PLC as exhibits or tell us why you believe them not to be material contracts.

In response to the Staff’s comment, the Company has filed a copy of its agreement with Google Cloud Platform as Exhibit 6.4.

In regards to the Company’s agreement with 7Digital PLC, the Company has not filed as an exhibit its agreement with 7Digital PLC for its services, as the Company does not believe this is a material contract required to be filed pursuant to Item 17(6) of Form 1-A.

Firstly, the Company believes the contract is such as ordinarily accompanies the kind of business conducted by the Company, and was made in the ordinary course of business. As a music delivery service, cloud computing services that power the ability to download music onto users’ devices are inherent to our business model (and that of other music streaming services), as users need to be able to download and listen to the music offerings our Company provides.

Secondly, since the filing of the initial offering statement, the Company has implemented its own in-house technology that allows it to download music onto its users’ devices itself, without the need for any services provided by 7Digital PLC. The Company has already begun to utilize this technology, and is currently handling a portion of the services that it previously relied on 7Digital PLC to provide. As of the date of this letter, the Company has not yet implemented this technology at the scale required to handle all of its users’ music downloads, and as such, still utilizes 7Digital PLC to handle a substantial portion of the music downloads for its users. However, the Company intends to be fully self-sufficient in the near future in this regard, and at such time, will no longer utilize the services of 7Digital PLC for these music downloads.

As such, the Company does not believe its business is materially reliant on its contract with 7Digital PLC. While the Company does believe that, at this stage, a disruption in 7Digital PLC’s service could have an adverse effect on its business, operating results, and financial condition, the Company no longer believes this would be a material adverse effect.

The Company has revised its disclosure both in the “Risk Factors” and “The Company’s Business” sections of the Offering Circular to describe this new development, and to make clear that, while the Company does rely on 7Digital PLC currently, it does not believe it is materially reliant on this provider. Further, the Company makes clear that, while the Company may not easily switch to another cloud provider or music delivery operator if required to do so before its technology is fully capable of handling its needs, the Company believes it would be able to find another provider without materially harming its operations despite the cost and effort required to do so.

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As such, the Company no longer believes that the loss of services of 7Digital PLC would have a material adverse effect on our business, operating results, and financial condition to the point where you cannot easily switch to another cloud provider or music delivery operator.

Thank you again for the opportunity to respond to the Staff’s questions to the Offering Statement of M&M Media, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Gary Mekikian

Chief Executive Officer

M&M Media, Inc.